Exhibit 99.1

Global Ship Lease, Inc. Announces Underwritten Public Offering of $40 Million Class A Common Shares

LONDON, September 24, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE:GSL) (“Global Ship Lease” or the “Company”) today announced that it has commenced a $40.0 million fully underwritten public offering of its Class A common shares, par value $0.01 per share (“Common Shares”).  The Company also intends to grant the underwriters a 30-day option to purchase up to an additional $6.0 million of Common Shares. As part of the offering, the Company’s executive management has expressed an interest to purchase $1.225 million in aggregate of Common Shares at the public offering price.

The Company intends to use net proceeds of the offering for general corporate purposes, including the acquisition of containerships or the prepayment of debt.

B. Riley FBR, Inc. is acting as the sole book-running manager in the offering, and we expect that a portion of the equity offering will be sold to an affiliate of B. Riley Financial, Inc. (NASDAQ:RILY) (“B. Riley”).  Following the consummation of the offering, B. Riley and its affiliates intend to retain Common Shares with an aggregate purchase amount of no less than $15.0 million. The Company has agreed to grant B. Riley the right to appoint one member to the Company’s Board of Directors, subject to certain conditions, including retaining a certain percentage of voting rights of the Company.

The Company’s Common Shares trade on the New York Stock Exchange under the symbol “GSL.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A registration statement relating to these securities, including a preliminary prospectus, has been filed with the Securities and Exchange Commission (the “Commission”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A copy of the preliminary prospectus and final prospectus related to the Offering, when filed with the Commission, will be available on the Commission’s website located at www.sec.gov. When available, copies of the prospectus relating to the Offering may be obtained from the offices of B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1400, Arlington, VA 22209, by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.

About Global Ship Lease, Inc.
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 40 ships and has contracted to purchase a further ship, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 224,162 TEU and an average age, weighted by TEU capacity, of 11.9 years as at June 30, 2019.

The average remaining term of the Company’s charters at June 30, 2019, including subsequent new charters, options to extend which are under the Company’s control, and assuming the mid-point of the redelivery period, was 2.9 years on a TEU-weighted basis. Contracted future revenue on this basis was $835.4 million. Contracted future revenue was $916.4 million, including options to extend which are under charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 3.3 years.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701

or

Leon Berman
212-477-8438
Source: Global Ship Lease, Inc.